UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1H2022 OPERATIONAL RESULTS

Moscow, Russia – August 18, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports 1H2022 and 2Q2022 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the results:

“The upward trend for average commodity and steel product prices, which began in 2021, also persisted in 1Q2022, but started to weaken gradually in 2Q2022. In July-August prices continued to slump. We consider the positive price dynamics early in the year a result of resurging global demand following several waves of the coronavirus pandemic.

“The investment program aimed at upgrading the mining equipment led to increased mining volumes both quarter-on-quarter and and in 1H2022 compared to 1H2021.

“The decrease in coal product sales in 1H2022 was due to two factors — high figures of 1H2021, when the company successfully managed to sell off significant stockpiles, and limited carrying capacity of railroads leading to Far Eastern ports in 2Q2022.

“Anthracite sales in 2Q2022 went up by 36% due to stockpiles accumulated earlier at Southern Kuzbass Coal Company.

“Thanks to our investment program, Korshunov Mining Plant increased output and sales —iron ore sales went up by 18% in 1H2022 year-on-year and by 36% in 2Q2022 quarter-on-quarter. Nearly all of that iron ore goes to Mechel Group’s own Chelyabinsk Metallurgical Plant.

“In this reporting period, domestic coke sales went down due to a slump in demand from Russian steelmakers, as did exports as sales to Western countries were limited.

“The steel division demonstrated stable operations in this reporting period, as steel and pig-iron output went up by 7% and 6% accordingly. Customer fears of possible supply interruptions in 1Q2022 fueled demand for long rolls. Starting in 2Q2022, due to export limitations and domestic oversupply, demand trends turned downward. Negative price trends for almost every kind of steel product persist to this day. We increased sales of long steel by 6%. Sales of flat steel went down by 10%.

“The overall decrease in hardware sales was 1% in 1H2022 year-on-year and 16% in 2Q2022 quarter-on-quarter, due to a slump in domestic demand for wire. At the same time, in 2Q2022 we managed to expand our client base for Beloretsk Metallurgical Plant’s wire ropes, and sales of this high-margin type of hardware surged up 9% quarter-on-quarter.

“In 1H2022, forgings sales went up by 8%, primarily due to increased output of stainless products as well as the effect of comparing against low-key results of the same period last year. In the second quarter, domestic forgings sales remained at the previous quarter’s level, and the 44-percent decrease of the overall forgings sales was due to limitations introduced by Europe and supply chain interruptions.

“In 1Q2022, wagonbuilders actively replenished their stock of railway axles, which reflected on the 1H2022 stampings sales. However, in the second quarter the trend has reversed and sales dropped 32% quarter-on-quarter.

“Bratsk Ferroalloys Plant’s ferrosilicon sales went down 5% due to changes in the logistical supply chains.

“The 26-percent decrease in electricity generation in 1H2022 was due to planned repairs and maintenance at the company’s heat and electricity generators. The four-percent decrease in heat generation was due to higher temperatures during the heating period of 2022.”

Production (thousand tonnes):

Product Name	2Q2022	1Q2022%		1H2022	1H2021%
Run-of-mine coal*	3,165	2,818	+12	5,983	5,604	+7
Pig iron	820	849	-3	1,668	1,568	+6
Steel	924	929	-1	1,853	1,724	+7
Electric power generation (thousand kWh)	492,354	694,114	-29	1,186,468	1,600,185	-26
Heat power generation (Gcal)	906,796	1,971,877	-54	2,878,673	2,986,560	-4

Sales (thousand tonnes):

Product Name	2Q2022	1Q2022%		1H2022	1H2021%
Coking coal concentrate	1,230	850	+45	2,081	2,377	-12
Including coking coal concentrate supplied to third parties	805	426	+89	1,231	1,566	-21
PCI	221	235	-6	456	576	-21
Including PCI supplied to third parties	221	235	-6	456	576	-21
Anthracites	390	287	+36	676	707	-4
Including anthracites supplied to third parties	311	232	+34	543	632	-14
Thermal coals	728	851	-14	1,579	1,693	-7
Including thermal coals supplied to third parties	540	644	-16	1,184	1,178	+1
Iron ore concentrate	506	370	+36	876	741	+18
Including iron ore concentrate supplied to third parties	7	7	-5	13	15	-13
Coke	567	586	-3	1,153	1,368	-16
Including coke supplied to third parties	190	197	-3	387	602	-36
Ferrosilicon	21	22	-5	43	39	+11
Including ferrosilicon supplied to third parties	14	17	-15	32	28	+12
Long rolls	677	642	+5	1 319	1 249	+6
Flat rolls	102	101	+1	204	226	-10
Hardware	117	140	-17	257	259	-1
Forgings	7	13	-44	21	19	+8
Stampings	14	21	-32	35	30	+18

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 18, 2022

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